December 8, 2006
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel

Re.:	Maxcom Telecommunications, Inc.
Form 20-F for year ended December 31, 2005 filed June 30, 2006
File No. 333-11910
Ladies and Gentlemen:
On behalf of Maxcom Telecommunications, Inc. (the “Company”) and in response to the letter (the “Comment Letter”) dated November 22, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jose Antonio Solbes, the Company’s Chief Financial Officer, please find below the Company’s responses to the Comment Letter.
The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.
Annual Report on Form 20-F for the year ended December 31, 2005
Notes to Consolidated Financial Statements
Note 18. Stock Option Plans, page F-39
1.	In your response to prior comment 1, you describe the method you used to estimate the fair value of your common stock in order to calculate the fair value of options awarded to employees. You indicate that you allocated the total equity value of Maxcom between preferred stock and common stock using the current-value method based on guidance in the AICPA practice aid on the valuation of equity securities. After considering the liquidation value of your existing preferred shares, you concluded that fair market value of the common shares was US$0.

It is unclear why this is an appropriate method considering your financial condition and results of operation. Because the current-value method focuses on the present and is not forward-looking, the practice aid indicates that this method should be limited to certain specific circumstances. These include the occurrence of a liquidity event, such as an acquisition or disposition, or when an enterprise is in an early stage of its development. Tell us the consideration you gave to using a method that reflects the going-concern status of the enterprise, such as one of the others described in the practice aid.

 1
Maxcom Telecomunicaciones, S.A. de C.V.
G. González Camarena 2000, Santa Fe, 01210, México, D.F. Tel. 5147-1111

     Response:
We acknowledge the Staff’s comment.
As indicated in our previous letter, a combination of income and market valuation approaches were used to determine the entire equity value of Maxcom. We then allocated all the equity value (determined as described above) of Maxcom to our outstanding preferred stock based upon the AICPA guidance related to the current-value method. We first adopted the current-value method during Maxcom’s developmental stage and we continued to believe it was the correct methodology due to certain concerns regarding Maxcom’s liquidity. Please note, this allocation had the effect of increasing our compensation expense because the employee and director options at issuer were options to purchase shares of preferred stock (not shares of common stock). In light of our liquidity concerns and the options covering shares of preferred stock, we believed utilizing the current-value method was appropriate.
We respectfully ask the Staff to review the materiality analysis included in our response letter dated November 3, 2006. The Company contends that, if such materiality analysis were to be updated to allocate equity value between preferred stock and common stock in accordance with another acceptable method described in the AICPA practice aid, the materiality amounts would be less than the unrecorded compensation expense indicated in our prior response.
Additionally, as we mentioned in our previous response to the Staff we have amended all our compensation plans and converted all our preferred stock into common stock. We have also recalculated the future compensation expense of our amended stock options plans. We are no longer using the current-value method. The effect of this new method will be reflected in our annual report on Form 20-F for the year ended December 31, 2006.
* * * *
The Company hopes that the foregoing has been responsive to the Staff’s comments. As indicated in our prior telephone conversations, the Company’s management team and advisors are available to discuss any questions or concerns the Staff may have upon review of this letter. If you have any questions related to this letter, please contact either Messrs. José Antonio Solbes, Gonzalo Alarcón or Alberto Gutierrez at 011 5255 51481061.

Sincerely,
/s/ Jose Antonio Solbes
Jose Antonio Solbes
Chief Financial Officer

cc:	Alberto Gutiérrez (Maxcom)
Gonzalo Alarcon I., Esq. (Solertia Asesores / Alarcon Abogados)
Gerald Nowak, Esq. (Kirkland & Ellis LLP)
Paul Zier, Esq. (Kirkland & Ellis LLP)

 2
Maxcom Telecomunicaciones, S.A. de C.V.
G. González Camarena 2000, Santa Fe, 01210, México, D.F. Tel. 5147-1111